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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

☐ Form 3 Holdings Reported

☐ Form 4 Transactions Reported

1. Name and Address of Reporting Person*

Beam, Jr., Francis H.
(Last) (First) (Middle)

17417 Beech Grove Trail
(Street)

Bainbridge, Ohio 44023
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol

The Lamson & Sessions Co. (LMS)

3. I.R.S. Identification Number of Reporting Person, if an entity *(Voluntary)*

4. Statement for Month/Year

December 2002

5. If Amendment, Date of Original *(Month/Year)*

6. Relationship of Reporting Person(s) to Issuer *(Check All Applicable)*

☒ Director ☐ 10% Owner

☐ Officer *(give title below)*

☐ Other *(specify below)*

7. Individual or Joint/Group Reporting *(Check Applicable Line)*

☒ Form filed by One Reporting Person

☐ Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security *(Instr. 3)*	2. Transaction Date *(Month/Day/Year)*	2A. Deemed Execution Date, if any *(Month/Day/Year)*	3. Transaction Code *(Instr. 8)*	4. Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*			5. Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year *(Instr. 3 and 4)*	6. Ownership Form: Direct (D) or Indirect (I) *(Instr. 4)*	7. Nature of Indirect Beneficial Ownership *(Instr. 4)*
				Amount	(A) or (D)	Price			
Common Stock							15,999	I	(1)
Common Stock							6,858	D	(2)

(1) Held in Trust pursuant to Directors Deferred Compensation Plan for Non-employee Directors - a 16b-3 Plan, as of December 31, 2002. Since reporting person's last report, 2,286 shares previously held by the Trust have been distributed and are now held directly.

(2) Adjusted to reflect the 2,286 shares described in Footnote (1).

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.*, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security *(Instr. 3)*	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date *(Month/Day/Year)*	3A. Deemed Execution Date, if any *(Month/Day/Year)*	4. Transaction Code *(Instr. 8)*	5. Number of Derivative Securities Acquired (A) or Disposed of (D) *(Instr. 3, 4 and 5)*	
					(A)	(D)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued
(*e.g.*, puts, calls, warrants, options, convertible securities)

6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

/s/ Francis H. Beam, Jr. — 1/22/2003

**Signature of Reporting Person — Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, *see* Instruction 6 for procedure.